PRESS RELEASE

FOR IMMEDIATE RELEASE

“Neptune Technologies & Bioressources Inc.
Receives Nutraceutical GMP Accreditation”

Laval, Quebec, Canada, March 1st, 2006, Neptune Technologies & Bioressources Inc., (TSX Venture Exchange: NTB), «Neptune» is pleased to announce that it has obtained a Site License issued by the Minister of Health, Health Canada, under the Authority of the section 22 of the Directorate of Natural Health Products Regulations.

Health Canada has established new regulations to ensure that Natural Health Products are consistently manufactured and controlled in such a way to meet the highest quality and safety standards appropriate to their intended use.  Neptune has achieved a major milestone by implementing its Quality Assurance Program to Good Manufacturing Practices (GMP); a rigorous process where every step of Neptune’s manufacturing has been traced, verified, validated and accredited by Health Canada.

“It is a rigorous process to be GMP licensed and an instant recognition of the highest standards in the industry for Neptune’s production” said Mr. Alain Marchand, Chemical Engineer, Plant Manager at Neptune Technologies and Bioressources Inc. Sherbrooke, Quebec Plant.  “Every step of Neptune manufacturing from raw material and ingredients to the packaging of the final product is performed under validated and accredited Standard Operating Procedures (SOP), in compliance with GMP requirements.  “This accreditation will open new doors to the world market by meeting the highest expectations of Industry leaders who demand rigorous and validated manufacturing standards in order to assure the highest quality possible” added Mr. Marchand.

About Neptune Technologies & Bioressources Inc. http://www.neptunebiotech.com

Neptune Technologies & Bioressources Inc. develops high value added nutritional products from underexploited marine biomasses, such as krill, with its patented extraction process (Neptune OceanExtract™). Using an exclusive process, Neptune Technologies & Bioressources Inc. is well positioned in the $182 billion global nutrition market (Nutrition Business Journal, Oct/Nov 2004) of health and wellness concepts.

Natural biomass extraction is now playing an important role in developing nutrigenomics, the next wave in nutritional research. Through strategic alliances and partnerships, as well as through clinical studies, the Company continues to demonstrate the immense beneficial effects of these products. The Company develops and markets new formulas and new products for specific applications in high growth markets such the nutraceutical, cosmeceutical, biopharmaceutical and nutrigenomics markets.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.

For More Information Contact:

Grant Howard / David Gordon

The Howard Group Inc.

Toll Free: 1-888-221-0915

Info@howardgroupinc.com

Corporate Contact:

Neptune Technologies & Bioressources Inc.

Henri Harland

henrih@neptunebiotech.com

President & C.E.O.

Serge Comeau

sergec@neptunebiotech.com

Director, Investor Relations

(450) 972-6291